SILVERMAN SCLAR SHIN & BYRNE PLLC
                                 Attorney at Law
                        381 Park Avenue South, Suite 1601
                            New York, New York 10016
                              Tel. No. 212-779-8600

                        Telecopy Number - (212) 779-8858


                                                                January 11, 2007


Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 6010

      Re:   Millennium Biotechnologies Group, Inc.
            Preliminary Proxy Statement on Schedule 14A (Amendment No. 2), Filed January 11, 2007. File No. 0-03338

Dear Mr. Riedler:

      In its Definitive Proxy Statement on Schedule 14A, Millennium Biotechnologies Group, Inc. (the "Company") will delete references to the election of directors in the following paragraphs:

      1. "The Company's Board of Directors recommends that you vote FOR the proposal (i) to authorize the Asset Sale, (ii) to amend the Company's Certificate of Incorporation to increase the number of authorized shares of the Company's common stock from 200,000,000 to 400,000,000, (iii) to elect all three of management's nominees to the Company's board of directors, and (iv) to ratify the appointment of Bagell, Josephs Levine & Company, L.L.C. as the Company's independent registered public accountants." (page 9)

      2. "Members of the Company's Board and the Company's executive officers, who collectively own 5,846,901 shares of the Company's common stock, or approximately 8.5% of the total votes, have indicated that they intend to vote for (i) the Asset Sale; (ii) amendment of the Company's Certificate of Incorporation to increase the number of authorized shares of the Company's common stock from 200,000,000 to 400,000,000, (iii) the election of all of the management's nominees to the board of directors; and (iv) the approval of the appointment of the independent registered public accountants." (page 10)

      3. "Proxies marked 'abstain' will be counted as shares present for the purpose of determining the presence of a quorum. For purposes of determining the outcome of a proposal, abstentions will have the same effect as a vote against the proposal (other than the election of directors)." (page 10)

      The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                               Very truly yours,


                                               /s/ Richard Feiner
                                               ------------------
                                               Richard Feiner